Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Year Ended December 31,	2009	2008	2007	2006	2005

Income from continuing operations before income taxes	$1,898	$382	$1,634	$1,731	$1,794

Adjustments:
Loss (income) from equity investee	(17)	(12)	(5)	1	1

Loss (income) attributable to noncontrolling interest	(3)	(2)	(3)	—	(1)

Income before income taxes, as adjusted	$1,878	$368	$1,626	$1,732	$1,794

Fixed charges included in income:

Interest expense	$166	$146	$122	$104	$105
Interest portion of rental expense	47	45	34	34	36

	213	191	156	138	141

Interest credited to contractholders	3	6	7	—	1

	$216	$197	$163	$138	$142

Income available for fixed charges (including interest credited to contractholders)	$2,094	$565	$1,789	$1,870	$1,936

Income available for fixed charges (excluding interest credited to contractholders)	$2,091	$559	$1,782	$1,870	$1,935

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	9.7	2.9	11.0	13.6	13.6

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	9.8	2.9	11.4	13.6	13.7